Exhibit 99.3
Form of Release to Stock Exchanges

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2022 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2022	2022	2021	2022	2021	2022
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	38,318	36,538	31,867	109,326	89,365	121,641
Other income, net	769	584	512	2,030	1,658	2,295
Total Income	39,087	37,122	32,379	111,356	91,023	123,936
Expenses
Employee benefit expenses	20,272	19,438	16,355	58,048	47,328	63,986
Cost of technical sub-contractors	3,343	3,694	3,511	10,946	9,019	12,606
Travel expenses	360	363	221	1,099	518	827
Cost of software packages and others	3,085	2,512	1,861	8,017	4,543	6,811
Communication expenses	183	189	147	542	441	611
Consultancy and professional charges	401	439	520	1,296	1,364	1,885
Depreciation and amortisation expenses	1,125	1,029	899	3,104	2,586	3,476
Finance cost	80	66	53	202	150	200
Other expenses	1,307	1,001	869	3,246	2,507	3,424
Total expenses	30,156	28,731	24,436	86,500	68,456	93,826
Profit before tax	8,931	8,391	7,943	24,856	22,567	30,110
Tax expense:
Current tax	2,195	2,482	2,063	7,027	5,986	7,811
Deferred tax	150	(117)	58	(145)	130	153
Profit for the period	6,586	6,026	5,822	17,974	16,451	22,146

Other comprehensive income

Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	29	40	(53)	(17)	(72)	(85)
Equity instruments through other comprehensive income, net	1	4	–	8	41	96

Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	(57)	(12)	(7)	(43)	4	(8)
Exchange differences on translation of foreign operations	676	(14)	(33)	715	91	228
Fair value changes on investments, net	48	26	(77)	(298)	16	(49)
Total other comprehensive income/(loss), net of tax	697	44	(170)	365	80	182

Total comprehensive income for the period	7,283	6,070	5,652	18,339	16,531	22,328

Profit attributable to:
Owners of the company	6,586	6,021	5,809	17,967	16,425	22,110
Non-controlling interest	–	5	13	7	26	36
	6,586	6,026	5,822	17,974	16,451	22,146

Total comprehensive income attributable to:
Owners of the company	7,268	6,068	5,640	18,322	16,506	22,293
Non-controlling interest	15	2	12	17	25	35
	7,283	6,070	5,652	18,339	16,531	22,328

Paid up share capital (par value 5/- each, fully paid)	2,086	2,099	2,097	2,086	2,097	2,098
Other equity *#	73,252	73,252	74,227	73,252	74,227	73,252

Earnings per equity share (par value `5/- each)**
Basic ()	15.72	14.35	13.86	42.85	38.96	52.52
Diluted ()	15.70	14.34	13.83	42.79	38.88	52.41

*	Balances for the quarter and nine months ended December 31, 2022 and quarter ended September 30, 2022 represents balances as per the audited Balance Sheet for the year ended March 31, 2022 and balances for the quarter and nine months ended December 31, 2021 represents balances as per the audited Balance Sheet for the year ended March 31, 2021 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter and nine months ended December 31, 2022, quarter ended September 30, 2022 and quarter and nine months ended December 31, 2021.

#	Excludes non-controlling interest

1. Notes pertaining to the current quarter

a) The audited interim condensed consolidated financial statements for the quarter and nine months ended December 31, 2022 have been taken on record by the Board of Directors at its meeting held on January 12, 2023. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. These interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Appointment of Independent Director

Based on the recommendation of the Nomination and Remuneration Committee, the Board considered and approved the appointment of Govind Vaidiram Iyer (DIN - 00169343), as an Additional & Independent Director effective January 12, 2023 for a period of 5 (five) years, subject to the approval of shareholders.

c) Buyback of equity shares

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors by way of e-voting on the postal ballot, the results of which were declared on December 3, 2022. At the Maximum buyback price of 1,850/- per equity share and the Maximum buyback size of 9,300 crore the indicative maximum number of equity shares bought back would be 50,270,270 Equity Shares (Maximum buyback shares) comprising approximately 1.19% of the paid-up equity share capital of the Company as of September 30, 2022 and as on December 5, 2022, the date of the Public Announcement for the buyback (on a standalone basis). The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The Company will fund the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013. The buyback of equity shares through the stock exchange commenced on December 7, 2022 and is expected to be completed on or before June 6, 2023.

During the quarter ended December 31, 2022, 25,164,000 equity shares were purchased from the stock exchange which includes 3,170,000 shares which have been purchased but have not been settled and therefore not extinguished as of December 31, 2022. In accordance with section 69 of the Companies Act, 2013, during the quarter ended December 31, 2022, the Company has created ‘Capital Redemption Reserve’ of 11 crore equal to the nominal value of the shares bought back as an appropriation from general reserve and retained earnings. Subsequent to the quarter ended December 31, 2022, the Company additionally purchased 6,128,000 number of shares; total number of shares purchased till date is 31,292,000 amounting to 4,790 crore excluding transactions costs and buyback tax.

d) Update on employee stock grants

The Board, on January 12, 2023, based on the recommendations of the Nomination and Remuneration Committee, approved:

i) The annual time-based stock incentives in the form of Restricted Stock Units (RSUs) to Salil Parekh, CEO & MD having a market value of 3 crore as on the date of grant under the 2015 Stock Incentive Compensation Plan (2015 Plan) in accordance with the terms of his employment agreement. The RSUs will vest in line with the employment agreement. The RSUs will be granted w.e.f February 1, 2023 and the number of RSUs will be calculated based on the market price at the close of trading on February 1, 2023. The exercise price of RSUs will be equal to the par value of the share.

ii) The annual time-based RSUs to a KMP having a market value of 1.75 crore as on date of grant under 2015 plan, in accordance with the terms of his employment agreement. The RSUs will vest in line with the employment agreement. The RSUs will be granted w.e.f February 1, 2023 and the number of RSUs will be calculated based on the market price at the close of trading on February 1, 2023. The exercise price of RSUs will be equal to the par value of the share.

iii) The annual performance-based grant of RSUs to a KMP having a market value of 0.92 crore as on the date of grant under the 2015 plan. These RSUs will vest 12 months from the date of the grant based on the achievement of certain performance targets. The RSUs will be granted w.e.f February 1, 2023 and the number of RSUs will be calculated based on the market price at the close of trading on February 1, 2023. The exercise price of RSUs will be equal to the par value of the share.

iv) The grant of 11,39,550 RSUs under the 2015 Plan and grant of 21,40,000 PSUs under the Expanded Stock Ownership Program 2019 (2019 Plan) to eligible employees. The grants made under the 2015 Plan would vest over a period of four years and the grants made under the 2019 Plan would vest over a period of three years subject to Company’s achievement of performance parameters as defined in the 2019 Plan. The RSUs and PSUs will be granted w.e.f February 1, 2023 and the exercise price will be equal to the par value of the share.

e) We have initiated the closure of our branch in Moscow and this will be completed as per local regulations.

2. Information on dividends for the quarter and nine months ended December 31, 2022

The Board of Directors (in the meeting held on October 13, 2022) declared an interim dividend of 16.50/- per equity share. The record date for the payment was October 28, 2022 and the same was paid on November 10, 2022. The interim dividend declared in the previous year was 15/- per equity share

(in )

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2022	2022	2021	2022	2021	2022
Dividend per share (par value 5/- each)
Interim dividend	–	16.50	–	16.50	15.00	15.00
Final dividend	–	–	–	–	–	16.00

3. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2022	2022	2021	2022	2021	2022
Revenue by business segment
Financial Services (1)	11,235	11,148	10,023	32,945	28,805	38,902
Retail (2)	5,480	5,183	4,612	15,667	13,118	17,734
Communication (3)	4,710	4,501	3,979	13,675	11,050	15,182
Energy, Utilities, Resources and Services	4,957	4,498	3,740	13,714	10,611	14,484
Manufacturing	5,099	4,686	3,598	13,957	9,520	13,336
Hi-Tech	3,095	2,971	2,567	8,878	7,388	10,036
Life Sciences (4)	2,695	2,452	2,383	7,404	6,377	8,517
All other segments (5)	1,047	1,099	965	3,086	2,496	3,450
Total	38,318	36,538	31,867	109,326	89,365	121,641
Less: Inter-segment revenue	–	–	–	–	–	–
Net revenue from operations	38,318	36,538	31,867	109,326	89,365	121,641
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (1)	2,678	2,811	2,734	8,243	7,736	10,314
Retail (2)	1,646	1,578	1,630	4,761	4,615	6,130
Communication (3)	1,042	965	963	2,801	2,486	3,372
Energy, Utilities, Resources and Services	1,457	1,251	1,075	3,853	3,113	4,225
Manufacturing	1,035	792	633	2,212	1,982	2,408
Hi-Tech	813	724	636	2,209	1,823	2,495
Life Sciences (4)	684	642	640	1,861	1,799	2,380
All other segments (5)	12	139	72	192	91	167
Total	9,367	8,902	8,383	26,132	23,645	31,491
Less: Other Unallocable expenditure	1,125	1,029	899	3,104	2,586	3,476
Add: Unallocable other income	769	584	512	2,030	1,658	2,295
Less: Finance cost	80	66	53	202	150	200
Profit before tax and non-controlling interests	8,931	8,391	7,943	24,856	22,567	30,110

(1)	Financial Services include enterprises in Financial Services and Insurance

(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3)	Communication includes enterprises in Communication, Telecom OEM and Media

(4)	Life Sciences includes enterprises in Life sciences and Health care

(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Notes on segment information

Business segments

Based on the "management approach" as defined in Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

4. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2022	2022	2021	2022	2021	2022
Revenue from operations	32,389	31,567	27,337	93,483	76,514	103,940
Profit before tax	8,295	8,488	7,789	23,686	21,585	28,495
Profit for the period	6,210	6,253	5,870	17,364	16,056	21,235

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone condensed financial statements as stated.

By order of the Board for Infosys Limited

Bengaluru, India January 12, 2023	Salil Parekh Chief Executive Officer and Managing Director

The Board has also taken on record the condensed consolidated results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2022, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2022	2022	2021	2022	2021	2022
	Audited	Audited	Audited	Audited	Audited	Audited
Revenues	4,659	4,555	4,250	13,657	12,031	16,311
Cost of sales	3,230	3,170	2,856	9,544	8,041	10,996
Gross profit	1,429	1,385	1,394	4,113	3,990	5,315
Operating expenses	428	406	396	1,245	1,155	1,560
Operating profit	1,001	979	998	2,868	2,835	3,755
Other income, net	94	73	68	254	223	308
Finance cost	10	8	7	25	20	27
Profit before income taxes	1,085	1,044	1,059	3,097	3,038	4,036
Income tax expense	285	295	283	859	823	1,068
Net profit	800	749	776	2,238	2,215	2,968
Earnings per equity share *
Basic	0.19	0.18	0.18	0.53	0.52	0.70
Diluted	0.19	0.18	0.18	0.53	0.52	0.70
Total assets	15,226	15,640	14,673	15,226	14,673	15,555
Cash and cash equivalents and current investments	2,456	3,276	2,703	2,456	2,703	3,185

*	EPS is not annualized for the quarter and nine months ended December 31, 2022, quarter ended September 30, 2022 and quarter and nine months ended December 31, 2021.

This Release contains ‘forward-looking statements’ within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance and that are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘may’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘continue’, ‘intend’, ‘will’, ‘project’, ‘seek’, ‘could’, ‘would’, ‘should’ and similar expressions. Those statements include, among other things, statements regarding our business strategy, our expectations concerning our market position, future operations, growth, margins, profitability, attrition, liquidity, and capital resources, our ESG vision, our capital allocation policy, the effects of COVID-19 on global economic conditions and our business and operations, wage increases, change in the regulations including immigration regulation and policies in the United States, and corporate actions including timely completion of the proposed buy-back of our equity shares. These statements are subject to known and unknown risks, uncertainties and other factors which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2022. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.